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SI [barcode] 14047235 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2014

SEC FILE NUMBER

8-68751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2013_____ AND ENDING_____12/31/2013_____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craig Scott Capital, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_1225 RXR Plaza, 12th Floor, East Tower_____
                                 (No. and Street)

_Uniondale_____ _New York_____ _11556_____
           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_Brent Porges, Chief Operating Officer_____(631)-414-7955_____
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Marcum LLP_____
                            (Name – *if individual, state last, first, middle name*)

_450 East Las Olas Boulevard, Suite 950_____ _Fort Lauderdale_____ _Florida_____ _33301_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Brent Porges, Chief Operating Officer, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig Scott Capital, LLC as of December 31, 2013 are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Signature

Brent Porges

Chief Operating Officer

Notary Public Dated: Ebruary 24, 2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

CRAIG SCOTT CAPITAL, LLC

CONTENTS



ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members and Management of
Craig Scott Capital, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Craig Scott Capital, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

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MARCUMGROUP
M E M B E R

Marcum LLP ▪ 450 East Las Olas Boulevard ▪ Ninth Floor ▪ Fort Lauderdale, Florida 33301 ▪ **Phone** 954.320.8000 ▪ **Fax** 954.320.8001
marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Craig Scott Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Fort Lauderdale, FL
February 28, 2014

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets

Current Assets

Cash and cash equivalents	$ 30,802	
Deposit with clearing broker (cash)	50,000	
Receivable from clearing broker	297,346	
Prepaid expenses and other current assets	240,148	
Total Current Assets		$ 618,296
Property and Equipment, Net		215,116
Security Deposit		124,056
Total Assets		$ 957,468

Liabilities and Members' Equity

Current Liabilities

Accounts payable and accrued expenses	$ 227,159	
Deferred rent	30,282	
Total Current Liabilities		$ 257,441
Members' Equity		700,027
Total Liabilities and Members' Equity		$ 957,468

The accompanying notes are an integral part of these financial statements.

CRAIG SCOTT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 –NATURE OF BUSINESS

Craig Scott Capital, LLC (the "Company") was formed in the state of New York in October 2010 to become a registered broker-dealer in the United States. On January 20, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company's operations consist of agency execution of securities transactions for retail and institutional investors. The securities transactions are primarily domestic listed and over-the-counter equity securities. The Company may also participate as a placement agent in connection with privately offered securities.

In accordance with the Company's operating agreement, profits and losses of the Company are allocated among the members in proportions determined by the operating agreement.

The Company clears its securities transactions on a fully-disclosed basis through COR Clearing LLC ("COR"), formerly Legent Clearing LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, deposit and receivable from clearing broker, prepaid expenses and other current assets, accounts payable, accrued expenses, and deferred rent, approximate their fair values.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers money market accounts to be cash equivalents. The Company defines cash equivalents as highly liquid investments with original maturities of less than three months.

DEPOSIT WITH CLEARING BROKER

In accordance with the Company's agreement with its clearing broker, COR, a deposit of $50,000 is maintained with COR until such time the agreement is terminated.

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents commissions receivable net of clearance and execution costs related to customers trading activity.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is recognized on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers and 5 years for furniture and equipment. The estimated useful lives of the leasehold improvements is 48 months which is from the date the assets were placed in service to the expiration of the office lease.

REVENUE RECOGNITION

Commission revenue includes revenue resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions as agent for the Company's clients. Riskless principal transactions consist of a portion of dealer spreads attributed to the Company's securities trading activities as riskless principal in exchange-listed and other securities. Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Placement fees are received and recognized over the term of the contract. Margin interest income is recognized and accrued for based on the customer's margin balance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing including the current year which remains subject to examination as of December 31, 2013.

CONCENTRATIONS OF CREDIT RISK

Cash

As of December 31, 2013, the Company maintains it cash balances of $30,802 with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

Receivable from Clearing Broker

As of December 31, 2013, the Company held concentrated positions in its receivable from its clearing broker of approximately $297,000.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Amounts receivable from other brokers and other current assets at December 31, 2013, consist of the following:

Prepaid assets and insurance	$	108,961
Other		131,187
Total Prepaid Expenses and Other Current Assets	$	240,148

NOTE 4 – PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2013 are as follows:

Furniture and equipment	$	169,180
Computers		135,369
Leasehold improvements		34,099
Total Property and Equipment		338,648
Less: accumulated depreciation and amortization		123,532
Property and Equipment, Net	$	215,116

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASE

The Company leases office space under an operating lease in Uniondale, New York expiring in December 2015. The lease contains provisions for future rent increases and rent free periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is included in the accompanying statement of financial condition. The lease is secured by a security deposit of $124,056.

CRAIG SCOTT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

OPERATING LEASE (CONTINUED)

Aggregate future minimum annual lease payments are approximately as follows:

For the Year Ended December 31,	Amount
2014	$ 194,000
2015	202,000
Total	$ 396,000

CONTINGENCIES

In accordance with its clearing agreement with COR, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

LITIGATION

The Company is subject to routine litigation incidental to its business. During 2013, the Company was subject to arbitration in several legal disputes matters that arise in the ordinary course of its business activities. The Company is involved in one case in which the Company is in the process of settling their arbitration, however at this time management or its counsel are unable to estimate the settlement amount and accordingly the Company has not accrued for this legal matter. In the other legal disputes, the Company denied all of the allegations asserted against it and it will vigorously defend against these allegations. At this time, the Company's legal counsel is unable to predict the outcome of these allegations.

NOTE 6 – RELATED PARTY TRANSACTIONS AND DUE FROM AFFILIATES

Pursuant to an administrative services agreement dated as of July 1, 2012, Cruden Bay Partners, LLC ("Cruden Bay"), an affiliate of the Company, provides various services and other operating assistance to the Company. These include managing and paying accounts

CRAIG SCOTT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 6 – RELATED PARTY TRANSACTIONS AND DUE FROM AFFILIATES (CONTINUED)

payable, assisting in the preparation of budgets and other financial analyses, monitoring cash, assisting in the review and implementation of non-securities related agreements including insurance coverage and such other related administrative and support activities as may be requested by the Company. The total amount incurred and paid by the Company under this agreement was $150,000 for the year ended December 31, 2013.

In June 2011, the Company made a payment of $58,338 on behalf of Cruden Bay which was presented as Due from affiliate, in the Statement of Financial Condition as of December 31, 2012. On January 2, 2013, Cruden Bay fully reimbursed the Company for such amount.

During the year ended December 31, 2013, a related party provided the Company market information as an independent contractor. This related party was paid approximately $41,000.

NOTE 7 – NET CAPITAL REQUIREMENT

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was $120,707, which was $103,544 in excess of its minimum requirement of $17,163.

NOTE 8 – EXEMPTION FROM RULE 15C3-3

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

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